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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

REGENCY ENERGY PARTNERS LP
(Name of Issuer)
Common Units
(Title of Class of Securities)
75885Y 10 7
(CUSIP Number)
Eric Allen
c/o HM Capital Partners LLC
200 Crescent Court, Suite 1600
Dallas, Texas 75201
(214) 740-7300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
copy to:

Rodney L. Moore
Vinson & Elkins LLP
2001 Ross Avenue
Suite 3700
Dallas, Texas 75201-2975
(214) 220-7781

December 17, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	75885Y 10 7

1	NAMES OF REPORTING PERSONS: Regency Acquisition LP/32-0130149

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,456,255 Common Units (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,456,255 Common Units (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,456,255 Common Units (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑ (3)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) These units are held of record by Regency Acquisition LP (“Acquisition”). The relationship of the parties filing this Schedule 13D is described in Item 2.
(2) The subordinated units held by Acquisition may be converted into an equal number of common units upon satisfaction of the conditions in the Issuer Partnership Agreement (as herein defined).
(3) Excludes (i) 50,000 Common Units reported herein as held individually by John R. Muse and (ii) 5,173,189 Common Units issuable upon conversion of Class B Units held of record by HMTF Gas Partners II, L.P. (“HMTF Gas Partners”), which Common Units may be deemed to be beneficially owned by each of Hicks, Muse, Tate & Furst Equity Fund V, L.P., and HM5/GP LLC as a result of their relationship with the general partner of HMTF Gas Partners, as described in Item 3 of this report. Beneficial ownership of the units described in the foregoing clauses (i) and (ii) is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

CUSIP No.	75885Y 10 7

1	NAMES OF REPORTING PERSONS: Regency Holdings LLC/20-4169090

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,456,255 Common Units (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,456,255 Common Units (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,456,255 Common Units (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑ (3)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) These units are held of record by Regency Acquisition LP (“Acquisition”). The relationship of the parties filing this Schedule 13D is described in Item 2.
(2) The subordinated units held by Acquisition may be converted into an equal number of common units upon satisfaction of the conditions in the Issuer Partnership Agreement (as herein defined).
(3) Excludes (i) 50,000 Common Units reported herein as held individually by John R. Muse and (ii) 5,173,189 Common Units issuable upon conversion of Class B Units held of record by HMTF Gas Partners II, L.P. (“HMTF Gas Partners”), which Common Units may be deemed to be beneficially owned by each of Hicks, Muse, Tate & Furst Equity Fund V, L.P., and HM5/GP LLC as a result of their relationship with the general partner of HMTF Gas Partners, as described in Item 3 of this report. Beneficial ownership of the units described in the foregoing clauses (i) and (ii) is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

CUSIP No.	75885Y 10 7

1	NAMES OF REPORTING PERSONS: HMTF Regency, L.P./30-0280324

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,456,255 Common Units (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,456,255 Common Units (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,456,255 Common Units (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑ (3)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) These units are held of record by Regency Acquisition LP (“Acquisition”). The relationship of the parties filing this Schedule 13D is described in Item 2.
(2) The subordinated units held by Acquisition may be converted into an equal number of common units upon satisfaction of the conditions in the Issuer Partnership Agreement (as herein defined).
(3) Excludes (i) 50,000 Common Units reported herein as held individually by John R. Muse and (ii) 5,173,189 Common Units issuable upon conversion of Class B Units held of record by HMTF Gas Partners II, L.P. (“HMTF Gas Partners”), which Common Units may be deemed to be beneficially owned by each of Hicks, Muse, Tate & Furst Equity Fund V, L.P., and HM5/GP LLC as a result of their relationship with the general partner of HMTF Gas Partners, as described in Item 3 of this report. Beneficial ownership of the units described in the foregoing clauses (i) and (ii) is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

CUSIP No.	75885Y 10 7

1	NAMES OF REPORTING PERSONS: HMTF Regency, L.L.C./30-0280317

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,456,255 Common Units (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,456,255 Common Units (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,456,255 Common Units (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑ (3)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) These units are held of record by Regency Acquisition LP (“Acquisition”). The relationship of the parties filing this Schedule 13D is described in Item 2.
(2) The subordinated units held by Acquisition may be converted into an equal number of common units upon satisfaction of the conditions in the Issuer Partnership Agreement (as herein defined).
(3) Excludes (i) 50,000 Common Units reported herein as held individually by John R. Muse and (ii) 5,173,189 Common Units issuable upon conversion of Class B Units held of record by HMTF Gas Partners II, L.P. (“HMTF Gas Partners”), which Common Units may be deemed to be beneficially owned by each of Hicks, Muse, Tate & Furst Equity Fund V, L.P., and HM5/GP LLC as a result of their relationship with the general partner of HMTF Gas Partners, as described in Item 3 of this report. Beneficial ownership of the units described in the foregoing clauses (i) and (ii) is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

CUSIP No.	75885Y 10 7

1	NAMES OF REPORTING PERSONS: Hicks, Muse, Tate & Furst Equity Fund V, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
75-2889488

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,629,444 Common Units (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

8,629,444 Common Units (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,629,444 Common Units (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑(3)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

26.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) Includes (i) 3,456,255 Common Units held of record by Regency Acquisition LP (“Acquisition”) and (ii) 5,173,189 Common Units issuable upon conversion of Class B Units held of record by HMTF Gas Partners II, L.P. (“HMTF Gas Partners”), which Common Units may be deemed to be beneficially owned by each of Hicks, Muse, Tate & Furst Equity Fund V, L.P., and HM5/GP LLC as a result of their relationship with the general partner of HMTF Gas Partners, as described in Item 3 of this report. The relationship of the parties filing this Schedule 13D is described in Item 2.
(2) The subordinated units held by Acquisition may be converted into an equal number of common units upon satisfaction of the conditions in the Issuer Partnership Agreement (as herein defined).
(3) Excludes 50,000 Common Units reported herein as held individually by John R. Muse, beneficial ownership of which units is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

CUSIP No.	75885Y 10 7

1	NAMES OF REPORTING PERSONS: HM5/GP LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
75-2889485

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,629,444 Common Units (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

8,629,444 Common Units (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,629,444 Common Units (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑(3)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

26.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

00
(1) Includes (i) 3,456,255 Common Units held of record by Regency Acquisition LP (“Acquisition”) and (ii) 5,173,189 Common Units issuable upon conversion of Class B Units held of record by HMTF Gas Partners II, L.P. (“HMTF Gas Partners”), which Common Units may be deemed to be beneficially owned by each of Hicks, Muse, Tate & Furst Equity Fund V, L.P., and HM5/GP LLC as a result of their relationship with the general partner of HMTF Gas Partners, as described in Item 3 of this report. The relationship of the parties filing this Schedule 13D is described in Item 2.
(2) The subordinated units held by Acquisition may be converted into an equal number of common units upon satisfaction of the conditions in the Issuer Partnership Agreement (as herein defined).
(3) Excludes 50,000 Common Units reported herein as held individually by John R. Muse, beneficial ownership of which units is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

CUSIP No.	75885Y 10 7

1	NAMES OF REPORTING PERSONS: John R. Muse

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (1) (2)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	7	SOLE VOTING POWER:

NUMBER OF		50,000 Common Units (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		50,000 Common Units (1)

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

50,000 Common Units (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Mr. Muse directly acquired 50,000 common units of the Issuer pursuant to the directed units program conducted as part of the Issuer’s initial public offering, acquired such units with personal funds and has sole voting and dispositive power with respect to such units.
(2) Less than one percent. Mr. Muse has ceased to be the beneficial owner of more than 5% of Common Units as described in Item 5(e) of this report.

     This Amendment No. 3 to Schedule 13D is being filed jointly by Regency Acquisition LP, a Delaware limited partnership (“Acquisition”); Regency Holdings LLC, a Delaware limited liability company and the general partner of Acquisition (“Holdings”); HMTF Regency, L.P., a Delaware limited partnership which is the sole member of Holdings and owns all of the limited partnership interest in Acquisition (“HMTF Regency”); HMTF Regency, L.L.C., a Texas limited liability company and the general partner of HMTF Regency (“HMTF GP”); Hicks, Muse, Tate & Furst Equity Fund V, L.P., a Delaware limited partnership and the sole member of HMTF GP (“Fund V”); HM5/GP LLC, a Texas limited liability company and the general partner of Fund V (the “General Partner”); and John R. Muse, an individual and a United States citizen (“Muse” and, together with Acquisition, Holdings, HMTF Regency, HMTF GP, Fund V and the General Partner (collectively, the “HMTF Entities”), the “Filing Parties”) to amend Item 13 of the cover page of each Filing Party to reflect the current percent of Common Units beneficially owned by each Filing Party and Items 8, 10 and 11 of the cover page for each of Fund V, the General Partner and Muse and Items 3, 4, 5 and 6 and Schedule 1 of the original Schedule 13D dated February 8, 2006, as amended by Amendment No. 1 dated March 24, 2006 (“Amendment No. 1”), and Amendment No. 2 dated July 14, 2006 (collectively, the “Original Schedule 13D”). The full text of Items 2, 3, 4, 5 and 6, as amended hereby, is restated in its entirety in this Amendment No. 3. Items 1, 2 and 7 of the Original Schedule 13D remain unchanged.
     Unless otherwise indicated, capitalized terms used but not defined herein which are defined in the Original Schedule 13D shall have the meanings assigned to such terms in the Original Schedule 13D.
     The beneficial ownership reported in this Amendment No. 3 assumes that at December 17, 2006, there were 27,640,728 Common Units outstanding.
Item 3. Source and Amount of Funds or Other Consideration
     The Issuer was formed on September 8, 2005, as a Delaware limited partnership to own and operate the business that has historically been conducted by RGS and its subsidiaries. In connection with the closing of the Issuer’s initial public offering of Common Units on February 3, 2006, Acquisition conveyed all of the partnership interests in RGS to the Issuer. In exchange for those partnership interests, Acquisition received 5,353,896 Common Units and 19,103,896 Subordinated Units held directly by Acquisition and incentive distribution rights which are held by Acquisition indirectly through Regency GP.
     On February 3, 2006, Muse purchased 50,000 Common Units for investment purposes directly from the Issuer pursuant to the directed units program conducted as part of the Issuer’s initial public offering at a per unit price of $20.00 (the price at which the Common Units were sold to the public in the public offering) and used personal funds for such purchase.
     On August 15, 2006, Regency Gas Services LP, a wholly owned subsidiary of the Issuer (“Regency Gas Services”), consummated the acquisition of all of the outstanding limited partnership interest of TexStar Field Services, L.P. (“TexStar FS”), and all of the outstanding membership interest in TexStar’s general partner, TexStar GP, LLC (together with TexStar FS, “TexStar”) from HMTF Gas Partners II, L.P. (“HMTF Gas Partners”) pursuant to a Contribution Agreement dated July 12, 2006, between the Issuer, Regency Gas Services and HMTF Gas Partners (the “TexStar Acquisition”). TexStar owns and operates natural gas gathering, treating and processing assets located in South and East Texas.
     As partial consideration for TexStar, the Issuer delivered to HMTF Gas Partners 5,173,189 class B common units of the Issuer (“Class B Units”). The Class B Units are not entitled to participate in distributions on the Common Units, but are convertible into Common Units on a one-for-one basis beginning February 15, 2007. The terms of the Class B Units are set forth in Amendment No. 1 to the Issuer Partnership Agreement entered into on August 15, 2006, in connection with the consummation of the TexStar Acquisition.
     Fund V is the sole member of HMTF GP, L.L.C., a Texas limited liability company (“HMTF Gas GP”), which is the sole member of HMTF GP II, L.L.C., a Delaware limited liability company (“HMTF GP II”), which is the general partner of HMTF Gas Partners. As a result, each of the General Partner and Fund V may be deemed to have shared power to vote, or direct the voting of, and to dispose, or direct the disposition of, the Class B Units issued to HMTF Gas Partners pursuant to the TexStar Acquisition and the Common Units into which such Class B Units are convertible.

Item 4. Purpose of Transaction
     On February 3, 2006, Acquisition acquired 5,353,896 Common Units for investment purposes as partial consideration of Acquisition’s contribution to the Issuer of the partnership interest in RGS in connection with the closing of the Issuer’s initial public offering. Additionally, Muse purchased 50,000 Common Units for investment purposes directly from the Issuer pursuant to the directed units program conducted as part of the Issuer’s initial public offering. Effective March 16, 2006, Acquisition disposed of an aggregate of 1,897,641 Common Units as described in Item 5(c) of Amendment No. 1.
     On August 12, 2006, HMTF Gas Partners acquired for investment purposes 5,173,189 Class B Units of the Issuer as partial consideration for the acquisition of TexStar as described in Item 3 above. The Class B Units are convertible into Common Units on a one-for-one basis after February 15, 2007, resulting in the Common Units into which the Class B Units are convertible being deemed beneficially owned by HMTF Gas Partners as of December 17, 2006.
     Fund V is the sole member of HMTF Gas GP, which is the sole member of HMTF GP II, which is the general partner of HMTF Gas Partners. As a result, each of the General Partner and Fund V may be deemed to have shared power to vote, or direct the voting of, and to dispose, or direct the disposition of, the Class B Units issued to HMTF Gas Partners pursuant to the TexStar Acquisition and the Common Units into which such Class B Units are convertible.
     Representatives of the HMTF Entities serve on the board of directors of GP LLC, which is the general partner of Regency GP (the general partner of the Issuer), and in such capacity will influence the management policies and control of the Issuer with the aim of increasing the value of the Issuer and thus the Filing Parties’ investment. The Filing Parties retain the right to change their investment intent.
     The Filing Parties may make additional purchases of Common Units either in the open market or in private transactions depending on the Filing Parties’ business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.
     The following describes plans or proposals that the Filing Parties may have as of the date of this Schedule 13D with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:
     (a) As more fully described in Item 6 below, (i) under certain circumstances, the Subordinated Units of the Issuer held by Acquisition are convertible into Common Units on a one-for-one basis and (ii) the Class B Units beneficially owned by each of the General Partner and Fund V are convertible into Common Units on a one-for-one basis. The information with respect to the possible future conversion of Subordinated Units into Common Units and the possible future conversion of Class B Units into Common Units set forth in Item 6 of this Schedule 13D is hereby incorporated herein.
     (b) None, other than as described in Item 4(a).
     (c) None.
     (d) None.
     (e) None.
     (f) None.
     (g) None.
     (h) None.
     (i) None.

     (j) Except as described in this Item 4, the Filing Parties do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Filing Parties may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Filing Parties will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Filing Parties. The Filing Parties reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.
Item 5. Interest in Securities of the Issuer
     (a) and (b)
     Acquisition is the record and beneficial owner of 3,456,255 Common Units, which in the aggregate represents approximately 12.5% of the outstanding Common Units. Acquisition also holds 16,699,462 Subordinated Units which are convertible into Common Units on a one-for-one basis upon satisfaction of the conditions in the Issuer Partnership Agreement as described in Item 6.
     As a result of the relationship of the General Partner to Fund V, Fund V to HMTF GP, HMTF GP to HMTF Regency, HMTF Regency to Holdings, and Holdings to Acquisition, as described in Item 2, each Filing Party other than Muse may be deemed to have shared power to vote, or direct the vote of, and to dispose, or direct the disposition of, the Common Units and Subordinated Units held of record by Acquisition.
     As a result of the relationship of the General Partner to Fund V, Fund V to HMTF Gas GP, and HMTF Gas GP to HMTF Gas Partners, each of the General Partner and Fund V may be deemed to have shared power to vote, or direct the vote of, and to dispose, or direct the disposition of, the 5,179,189 Class B Units held of record by HMTF Gas Partners and the 5,179,189 Common Units into which such Class B Common Units are convertible after February 15, 2007.
     As a result of the relationships described above, each of the General Partner and Fund V may be deemed to beneficially own the 3,456,255 Common Units held by Acquisition and the 5,179,189 Common Units beneficially owned by HMTF Gas Partners, which represent in the aggregate approximately 26.3% of the Common Units (giving effect to the full conversion of the Class B Common Units held of record by HMTF Gas Partners).
     Muse is the record owner of 50,000 Common Units, which represent .26% of the outstanding Common Units. Muse has sole power to vote or direct the vote and the power to dispose or direct the disposition of the Common Units owned of record by him.
     The filing of this Schedule 13D shall not be construed as an admission by any Filing Party that, for the purpose of Section 13(d) or 13(g) of the Act, such Filing Party is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Filing Party.
     Except as indicated in this Item 5 or as set forth below, neither the Filing Parties nor, to the best knowledge of the Filing Parties, any of the persons named in Schedule 1 to the Original Schedule 13D owns beneficially, or has any right to acquire, directly or indirectly, any Common Units. Certain of the persons named in Schedule 1 to the Original Schedule 13D beneficially own Common Units in the amounts set forth next to their names in such Schedule 1.
     (c) Except for the acquisition by the General Partner and Fund V of beneficial ownership of the 5,173,189 Common Units issuable upon conversion of the 5,173,189 Class B Units held of record by HMTF Gas Partners as described in paragraph (a) and (b) above, there have been no reportable transactions with respect to the Common Units in the past 60 days by the Filing Parties.
     (d) No person other than the Filing Parties (excluding Muse) has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units owned of record by Acquisition. No person other than the General Partner, Fund V, HMTF Gas GP and HMTF Gas Partners has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Class B Common Units owned of record by HMTF Gas Partners or the Common Units issuable upon conversion of the Class B Common Units; provided that certain limited partners of HMTF Gas Partners are entitled to receive distributions of Class B Units held by HMTF Gas Partners on account of their limited partnership interest in HMTF Gas Partners. Muse has the sole right to receive and direct the receipt of distributions from, and the proceeds from the sale of, Common Units owned of record by him.
     (e) John R. Muse, the manager of the General Partner, no longer is deemed to beneficially own any Common Units beneficially owned by the General Partner, or any of the other Filing Parties, because control over such Common Units is now governed by the direction of three or more persons exercising control over the General Partner and its investment activities. As a result, Mr. Muse no longer will be required to report beneficial ownership of Common Units and shall no longer be deemed a Filing Party after the filing of this Amendment No. 3.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Subject to the terms and conditions of the Amended and Restated Agreement of Limited Partnership of the Issuer, as amended (the “Issuer Partnership Agreement”), the general partner of the Issuer and its affiliates, including Acquisition and HMTF Gas Partners, have the right to cause the Issuer to register for resale under the Securities Act of 1933 and applicable state securities laws any limited partner units that they hold. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commission.
     Pursuant to the terms of the Issuer Partnership Agreement, all of the Subordinated Units will convert to Common Units on a one-for-one basis after December 31, 2006, if the Issuer meets the conversion tests set forth in the Issuer Partnership Agreement. Depending on the matter subject to a vote, the Subordinated Units vote either as a separate class from the Common Units or as part of a single class with the Common Units.
     Pursuant to the terms of the Issuer Partnership Agreement, the Class B Units are convertible into Common Units on a one-for-one basis at the option of the holder of the Class B Units after February 15, 2007. The Class B Units have voting rights identical to the Common Units, and vote with the Common Units as a single class.
     The Issuer Partnership Agreement additionally contains various provisions with respect to the units governing, among other matters, distributions, transfers and allocations of profits and losses to the partners.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: December 19, 2006

REGENCY ACQUISITION LP

By:	Regency Holdings LLC, general partner

	By:	/s/ JASON DOWNIE

Jason Downie, Vice President

REGENCY HOLDINGS LLC

By:	/s/ JASON DOWNIE

Jason Downie, Vice President

HMTF REGENCY, L.P.

By:	HMTF Regency, L.L.C.

	By:	/s/ JASON DOWNIE

Jason Downie, Vice President

HMTF Regency, L.L.C.

By:	/s/ JASON DOWNIE

Jason Downie, Vice President

HICKS, MUSE, TATE & FURST EQUITY FUND V, L.P.

By:	HM5/GP LLC, its general partner

	By:	/s/ ERIC ALLEN

Eric Allen, Secretary and General Counsel

HM5/GP LLC

By:	/s/ ERIC ALLEN

Eric Allen, Secretary and General Counsel

/s/ ERIC ALLEN

John R. Muse (By Eric Allen, Attorney-in-Fact, pursuant to power of attorney previously filed with the Securities and Exchange Commission as Exhibit 24 to Form 4 filed by Mr. Muse on March 23, 2004.)

S-1

SCHEDULE I
General Partners, Executive Officers, Managers and Board of Directors
Regency Holdings LLC and HMTF Regency, L.L.C.

		Common Units
Name	Position and Present Principal Occupation/Business	Beneficially Owned
Jack D. Furst	President	12,500

Joe Colonnetta	Executive Vice President	25,000

Edward Herring	Vice President	10,000

Jason Downie	Vice President	11,000†

Larry Connors	Vice President — Tax; Mr. Connors also serves as Vice President — Finance and Accounting and Chief Accounting Officer of Regency GP LLC, the general partner of Regency GP	-0-

Eric Allen	General Counsel and Assistant Secretary	-0-

David W. Knickel	Vice President, Treasurer and Secretary	200
     Each of Messrs. Connors, Allen and Knickel is a United States citizen.
     The principal business address for each of the persons listed above, other than Mr. Connors, is c/o HM Capital Partners LLC, 200 Crescent Court, Suite 1600, Dallas, Texas 75201.
     The principal business address for Mr. Connors is 1700 Pacific Avenue, Suite 2900, Dallas, Texas 75201
HM5/GP LLC

		Common Units
Name	Position and Present Principal Occupation/Business	Beneficially Owned
John R. Muse	Chairman	50,000

Jack D. Furst	Chief Operating Officer	12,500

Peter Brodsky	Executive Vice President	-0-

Joe Colonnetta	Executive Vice President	25,000

Andrew S. Rosen	Executive Vice President	3,500††

Eric Allen	General Counsel and Secretary	-0-

David W. Knickel	Vice President and Chief Financial Officer	200
     Each of Messrs. Allen and Knickel is a United States citizen.

Schedule I-1

     The principal business address for each of the persons listed above, is c/o HM Capital Partners LLC, 200 Crescent Court, Suite 1600, Dallas, Texas 75201.

†	Includes 6,000 Common Units held in custodial accounts for the benefit of Mr. Downie’s children, over which Common Units Mr. Downie and his wife have shared voting and dispositive power as custodians for such accounts.

††	Consists solely of Common Units held in trust accounts for the benefit of Mr. Rosen’s children, over which Common Units Mr. Rosen and his wife have shared voting and dispositive power as trustees of such trust.

Schedule I-2